04019033

CM 6/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-40572

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED APR 19 2004 WASH. D.C. PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PLANNED FUTURES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1712 SOUTH TENTH STREET
(No. and Street)

ST. LOUIS, MO. 63104-3936
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY L. HEAD, CPA 636-207-6730
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TIMOTHY L.HEAD, CPA
(Name — if individual, state last, first, middle name)

301 SOVEREIGN COURT; SUITE 202; MANCHESTER, MO. 63011
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LUCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANNED FUTURES, INC., as of DECEMBER 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PIONEER MIDCAP GROWTH-A CURRENT MARKET VALUE $9,993 ACCT # 0081079541

VAN KAMPEN COMSTOCK-A CURRENT MARKET VALUE $9,174 ACCT # 13/670829223

VAN KAMPEN PACE FUND-A CURRENT MARKET VALUE $15,833 ACCT # 14/670829221

State OF Missouri
City OF St. Louis

[signature]
Notary Public

[signature]
Signature

PRES
Title

WILLIE J. CRENSHAW
Notary Public – Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Feb. 23, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED FUTURES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2003

Stockholder's equity-beginning of year	$26,188
Net income	$8,579
Stockholder's equity-end of year	$34,767

SEE AUDIT REPORT

PLANNED FUTURES, INC.

COMPUTATION OF NET CAPITAL & Reconciliation

DECEMBER 31, 2003

Stockholder's Equity per Audited Financial Statements	$34,767
Adjusting Items:	
Unrealized gain on company held securities	-$3,063
Adjusted Net Capital for NASD purposes	$31,704

No differences between audited computation & corresponding Unaudited Part II A

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 34,767 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 34,767 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 34,767 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 0 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — 0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions — 34,767 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

1. **Exempted securities**	[3735]	
2. **Debt securities**	[3733]	
3. **Options**	[3730]	
4. **Other securities**	3,063 [3734]	
D. **Undue Concentration**	[3650]	
E. **Other (List)**		
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-3,063 [3740]
10. Net Capital		31,704 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	100 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	26,704 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	31,553 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		1,507 [3790]
17. Add:		
A. **Drafts for immediate credit**	[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C. **Other unrecorded amounts (List)**		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness — 1,507 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) — % 5 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) — % 0 [3860]

TIMOTHY L. HEAD, CPA, PC
301 SOVEREIGN COURT
SUITE 202
MANCHESTER, MO. 63011
636-207-6730
636-207-6731 FAX
timheadcpa@aol.com

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

To the Board of Directors of Planned Futures, Inc.

We have examined the balance sheet of Planned Futures, Inc. as of December 31, 2003 and the statements of income, changes in stockholder's equity and cash flow for the year then ended. During the course of our examination, we noted no changes in liabilities subordinated to general creditors. The only amount being subordinated to the general creditors is the amount due to stockholder of $1,507.

Please do not hesitate to write or call if you have any questions or comments.

Sincerely,

Timothy L. Head, CPA

Cc: NASD

TIMOTHY L. HEAD, CPA, PC
301 SOVEREIGN COURT
SUITE 202
MANCHESTER, MO. 63011
636-207-6730
636-207-6731 FAX
timheadcpa@aol.com

STATEMENT OF MATERIAL INADEQUACIES

To the Board of Directors of Planned Futures, Inc.

We have examined the balance sheet of Planned Futures, Inc. as of December 31, 2003 and the statements of income, changes in stockholder's equity and cash flow for the year then ended. During the course of our examination, we did make certain inquiries and observations of management with regard to internal controls. We did not note any material inadequacies during the course of our audit.

Please do not hesitate to write or call if you have any questions or comments.

Sincerely,

Timothy L. Head, CPA

Cc: NASD